SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2758	RFREARDON@STBLAW.COM

October 25, 2016

VIA EDGAR

Re:   Acceleration Request for Acushnet Holdings Corp.

Registration Statement on Form S-1

File No. 333-212116

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Acushnet Holdings Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on October 27, 2016, or as soon as possible thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call me at (212) 455-2758 with any questions.

Very truly yours,

/s/ Roxane F. Reardon
Roxane F. Reardon

October 25, 2016

VIA EDGAR

Re:	Acushnet Holdings Corp.
Registration Statement on Form S-1
File No. 333-212116

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Acushnet Holdings Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on October 27, 2016, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Roxane F. Reardon at Simpson Thacher & Bartlett LLP, at (212) 455-2758.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ACUSHNET HOLDINGS CORP.

By:	/s/ Joseph Nauman
	Name:	Joseph Nauman
	Title:	Executive Vice President, Chief Legal and Administrative Officer and Secretary

[Signature Page – Acceleration Request]

J.P. Morgan Securities LLC	Morgan Stanley & Co. LLC
383 Madison Avenue	1585 Broadway
New York, New York 10179	New York, New York 10036

VIA EDGAR

October 25, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Anne Nguyen Parker, Assistant Director

Re:               Acushnet Holdings Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-212116)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m., Eastern Time, on October 27, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 17, 2016, through the date hereof:

Preliminary Prospectus dated October 17, 2016:

3,186 copies to prospective underwriters, institutional investors, dealers and others

The undersigned, as Representatives of the several underwriters, advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Brittany Collier
Name: Brittany Collier
Title: Vice President

MORGAN STANLEY & Co. LLC

By:	/s/ Thilakshani Dias
Name: Thilakshani Dias
Title: Executive Director

[Signature Page to Acceleration Request]